QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Abbott Laboratories (Name of Issuer)
Common Stock without par value (Title of Class of Securities)
002824 10 0 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 12 Pages

CUSIP No. 002824 10 0	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Abbott Laboratories Stock Retirement Trust I.R.S. Identification No. 36-6047554

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
91,335,667

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
91,335,667

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,335,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6%

12	TYPE OF REPORTING PERSON*
EP

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas C. Freyman ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	/ /
			(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
		14,232 shares—	(Does not include shares held in the Abbott
		direct	Laboratories Stock Retirement Trust for the benefit of the reporting person.)

	6	SHARED VOTING POWER
94,484,681—See Attached Exhibit 1

	7	SOLE DISPOSITIVE POWER
14,232 shares (see note in 5 above) direct

	8	SHARED DISPOSITIVE POWER
94,484,681—See Attached Exhibit 1

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,698,511—(Total of 5 + 6 + 199,598 shares—right to acquire by exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Greg W. Linder ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
		10,531 shares— direct	(Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person.)

	6	SHARED VOTING POWER
94,484,681—See Attached Exhibit 1

	7	SOLE DISPOSITIVE POWER
10,531 shares (see note in 5 above) direct

	8	SHARED DISPOSITIVE POWER
94,484,681—See Attached Exhibit 1

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,611,123—(Total of 5 + 6 + 115,911 shares—right to acquire by exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas M. Wascoe ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
		7,348 shares— direct	(Does not include shares held in the Abbot Laboratories Stock Retirement Trust for the benefit of the reporting person.)

	6	SHARED VOTING POWER
94,484,681—See Attached Exhibit 1

	7	SOLE DISPOSITIVE POWER
7,348 shares (see note in 5 above) direct

	8	SHARED DISPOSITIVE POWER
94,484,681—See Attached Exhibit 1

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,670,054—(Total of 5 + 6 + 178,025 shares—right to acquire by exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS

Item 1(a)    Name of Issuer:

    Abbott Laboratories

Item 1(b)    Address of Issuer's Principal Executive Offices:

    100 Abbott Park Road
    Abbott Park, Illinois 60064-6400

Item 2(a)    Name of Persons Filing:

    Abbott Laboratories Stock Retirement Trust
    Thomas C. Freyman
    Greg W. Linder
    Thomas M. Wascoe

Item 2(b)    Address of Principal Business Office:

    100 Abbott Park Road
    Abbott Park, Illinois 60064-6400

Item 2(c)    Citizenship:

    Abbott Laboratories Stock Retirement Trust—Illinois.

    Thomas C. Freyman, Greg W. Linder, and
    Thomas M. Wascoe—United States

Item 2(d)    Title of Class of Securities:

    Common shares without par value

Item 2(e)    CUSIP Number:

    002824 10 0

Item 3.    If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:

    /x/
    An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F).

Item 4.    Ownership

    (a)
    (See cover pages 2, 3,
    (b)
    4 and 5, Items 5 through
    (c)
    9 and 11.)

Item 5.    Ownership of Five Percent or Less of a Class

    Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

    The shares owned by the Abbott Laboratories Stock Retirement Trust and the dividends thereon are held for the benefit of participants of the Abbott Laboratories Stock Retirement Plan pursuant to terms of that Plan and the Trust. The Abbott Laboratories Stock Retirement Plan, a qualified profit sharing plan, was converted into an employee stock ownership plan effective as of October 1, 2001. As of December 31, 2001, there were 40,229 participants with share balances in the Plan.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Not applicable.

Item 8.    Identification and Classification of Members of the Group.

    Not applicable.

Item 9.    Notice of Dissolution of Group.

    Not applicable.

Item 10.    Certification.

    Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each individual listed below pursuant to their agreement.

Date: January 25, 2002	ABBOTT LABORATORIES STOCK RETIREMENT TRUST
/s/ THOMAS C. FREYMAN Thomas C. Freyman, Co-Trustee
/s/ GREG W. LINDER Greg W. Linder, Co-Trustee
/s/ THOMAS M. WASCOE Thomas M. Wascoe, Co-Trustee

QuickLinks

  Item 1(a) Name of Issuer
  Item 1(b) Address of Issuer's Principal Executive Offices
  Item 2(a) Name of Persons Filing
  Item 2(b) Address of Principal Business Office
  Item 2(c) Citizenship
  Item 2(d) Title of Class of Securities
  Item 2(e) CUSIP Number
  Item 3. If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person.
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  Item 8. Identification and Classification of Members of the Group.
  Item 9. Notice of Dissolution of Group.
  Item 10. Certification.